

Mail Stop 4720

August 27, 2015

Jimmy Stubbs
President and Chief Executive Officer
River Financial Corporation
2611 Legends Drive
Prattville, Alabama 36066

>   **Re: River Financial Corporation**
>   **Registration Statement on Form S-4**
>   **Filed July 31, 2015**
>   **File No. 333-205986**

Dear Mr. Stubbs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide the staff with any board books prepared for the River Financial or Keystone boards of directors in conjunction with the merger.

Cover Page

2. Please disclose the aggregate consideration to be received by Keystone shareholders in conjunction with the merger.

3. Please specify the date by which shareholders must request additional information in order to receive it prior to the special meeting, as required by Item 2(2) of Form S-4.

Questions and Answers

What are holders of River Financial common stock being asked to vote on?, page 1

4. Please state whether the merger can be completed if River Financial shareholders do not approve measures 2, 3 and 4. Please make corresponding revisions where appropriate, including in your Summary discussion on page 10.

Cautionary Statement Regarding Forward-Looking Statements, page 5

5. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Litigation Reform Act or make clear, each time you reference the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Summary

Keystone's Directors and Executive Officers May Receive Additional Benefits from the Merger, page 10

6. Please quantify the aggregate compensation that each Keystone director and executive officer will receive as a result of the merger as described in more detail starting on page 62 of the prospectus. Please also name the three Keystone directors who will serve on the River Financial board of directors following the merger. In addition, file the consents for the new directors as required by Rule 438 of Regulation C of the Securities Act Regulations.

Holders of Keystone Common Stock and Holders of River Financial Common Stock Each Have Appraisal Rights, page 10

7. Please outline the procedure shareholders need to follow to perfect their rights under the Alabama Business Corporation Law. In addition, noting the condition on page 75 that holders of not more than 5% of either Keystone or River Financial seek appraisal rights, revise to disclose here or elsewhere in the Summary.

Selected Consolidated Historical Financial Data of River Financial

Balance Sheet Data, page 14

8. Please revise the amount of average deposits to be consistent with the amounts shown in the average balance sheets for all periods presented.

Selected Financial Ratios, page 15

9. Please tell us how you computed the amounts of average equity to average total assets and the dividend payout ratio for all periods presented.

Unaudited Selected Pro Forma Condensed Combined Financial Information

Headnote, page 18

10. Please expand the headnote to also state that the unaudited pro forma condensed combined income statement for the three months ended March 31, 2015, gives effect to the merger as if the merger had become effective at January 1, 2014. In addition, revise adjustment 1 to the Unaudited Pro Forma Combined Condensed Statement of Income for the Three Months Ended March 31, 2015 appearing on page 21, accordingly.

River Financial Corporation and Keystone Bancshares, Inc.
Unaudited Pro Forma Combined Condensed Balance Sheet – March 31, 2015, pages 18-19

11. Please expand the tabular presentation to provide sub-totals for the pro forma adjustments column.

12. Please revise the historical amounts of Additional paid-in-capital and Retained earnings for Keystone to be consistent with the amounts presented in the March 31, 2015 balance sheet appearing on page F-95 or advise the staff as to the reasons for the $6,174 reclassification.

13. Please expand adjustment "c" to disclose how you determined the amount of the core deposit intangible asset, the adjustments to loans to fair market value and the adjustment to foreclosed assets to fair market value and your relevant assumptions.

14. Please expand adjustment "e" to disclose the number of shares issued, their related par value and the assumed stock price of $16.00 per share.

15. Please expand adjustment "f" to disclose the terms of the long term debt issued by River Financial to fund the cash consideration paid to Keystone shareholders.

16. Please expand adjustment "g" to disclose how the cash consideration paid to Keystone shareholders was determined.

17. Please advise the staff as to the details of footnote (f) on page 20. In this regard, when and to whom will the offering be made.

<u>Unaudited Pro Forma Combined Condensed Statement on Income For the Three Months Ended March 31, 2015, page 21</u>

18. Reference is made to adjustment 2 (a). Please revise the amount of accretable discount here and on page 22 to be $1,005, consistent with the amount presented on page 19 as the difference between Keystone loans at fair market value and the elimination of the Keystone allowance for loan losses.

<u>Unaudited Pro Forma Combined Condensed Statement on Income For the Year Ended December 31, 2014, page 22</u>

19. Please revise the average shares outstanding – diluted for River Financial to be consistent with the amount presented on page F-14 in Note 1 – Summary of Significant Accounting Policies – Earnings per common share of the December 31, 2014 financial statements and revise the pro forma combined amount, accordingly.

<u>Historical and Pro Forma Per Share Data for River Financial and Keystone, page 23</u>

20. Please provide a note to the tabular presentation to state how you computed the pro forma combined book value per share providing total stockholders' equity and the amount of shares outstanding for each of the periods presented.

21. Please tell us how you computed the Keystone merger equivalents for all periods presented as they do not appear to be the pro forma combined information multiplied by the consideration exchange ratio of 1.25.

22. Please provide a note to the tabular presentation to provide the basis for the Pro forma combined dividends declared per share of $0.14 at or for the Year Ended December 31, 2014.

<u>Comparative Per Share Data, page 24</u>

23. Reference is made to the first sentence regarding pro-forma equivalent per share financial information. It does not appear that this information has been provided. Please revise, accordingly.

24. Reference is made to the second sentence regarding net income and dividends declared data as if the merger had become effective on January 1, 2015. Please revise to state that net income and dividends declared data are presented as if the merger had become effective on January 1, 2014.

Risk Factors, page 26

25. We note on page 108 of the prospectus that you began offering investment brokerage services in 2015. Please discuss the risks, if any, that these services may pose to your financial condition and results of operations going forward.

The Merger, page 40

26. We note that senior management of both River Financial and Keystone provided financial projections to its respective financial advisor. Please disclose two years of any material projections, including revenue, income, and income per share.

United States Federal Income Tax Consequences of the Merger to Keystone Shareholders, page 95

27. We note that the receipt of a favorable tax opinion by each party to the merger is a waivable condition under the merger agreement. Accordingly, please undertake to recirculate and resolicit if the condition to receive such an opinion is waived before closing and the change in tax consequences is material.

Information about River Financial

Directors and Executive Officers, page 100

28. Please briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each director should serve in such capacity for River Financial in light of River Financial's business and structure, as required by Item 401(e) of Regulation S-K. Please provide similar disclosure for those Keystone directors who will serve as part of the River Financial board of directors following the merger, as required by Item 18(a)(7)(i) of Form S-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2015, and December 31, 2014 and 2013

Allowance for Loan Losses, Provision for Loan Losses and Asset Quality
Nonperforming Assets, page 119

29. We note your presentation of restructured loans as nonperforming loans. Please provide a note to the tabular presentation to state the amount of restructured loans contained in nonaccrual loans for all periods presented.

Contractual Obligations, page 122

30. Please revise the amount of total Federal Home Loan Bank Advances and related maturities as of March 31, 2015 to be consistent with the amount appearing in the consolidated statements of Financial Condition appearing on page F-39.

Financial Statements

River Financial Corporation and Subsidiary

Note 18 – Fair Value of Financial Instruments, pages F-33 - F-37

31. Please expand the note to provide the disclosures required by ASC 820-10-50-2 subparagraphs bbb and f for recurring and nonrecurring fair value measurements categorized within Level 2 and 3 of the fair value hierarchy and for recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy here and in Note 5 – Fair Value Measurements and Disclosures of the March 31, 2015 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services I

cc.   Rebecca Hallman
        River Financial Corporation

        Michael Waters
        Jones Walker LLP